03 JAN 30 AM 7:21

WashTec AG

WashTec AG · Argonstraße 7 · D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

SUPPL

Date, 20. January 2003

03003421

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of January 20th, 2003 concerning " WashTec: New Board member and a change of generation"

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999*.

Sincerely,

WashTec AG
(secretary)

Christine Baisley

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. +49 (89) 21027 - 0
Fax +49 (89) 21027-289

PRESS RELEASE

WashTec AG: New Board member and a change of generation

Augsburg, January 20, 2003 - WashTec AG, the world's leading supplier of cleaning technology for transport systems, today announced the following Managing Board changes. Board Chairman, Wolfgang Decker (61), will retire from the Managing Board with effect from January 31, 2003. Mr. Decker will remain available to the company in an advisory capacity. WashTec AG's current Director of Finance, Sabine Decker, will be in charge of Sales and Marketing going forward. Jürgen Lauer (38) has been appointed new Director of Finance. Before setting up his own business, Mr. Lauer has been a co-shareholder of Wap Reinigungssysteme GmbH & Co KG responsible for Finance and Controlling. Dirk Brunnengräber (39) who was already appointed to WashTec AG's Managing Board with effect from August 1, 2002, will remain in charge of Technology.

The changes announced today represent a change of generation at the helmet of the company. In 1970, Mr. Decker was appointed Head of Sales of Wesumat Fahrzeugwaschanlagen GmbH, WashTec AG's predecessor company, before becoming its Managing Director in 1975. Mr. Decker has been WashTec AG's Board Chairman since the company was floated in 1997. Under his management, the company has developed into the biggest and most successful manufacturer of car washes in the world, generating annual sales of approx. EUR 250 million. Recent milestones in the company's history include its stock exchange flotation in 1997 and the acquisition of its competitor, California Kleindienst, with effect from January 1, 2000. Mr. Decker is WashTec AG's biggest private shareholder holding 5.07% of the company's shares.

WashTec

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. +49 (89) 21027 - 0
Fax +49 (89) 21027-289

"The restructuring measures executed and initiated by us in the past three years will strengthen the company's profitability considerably in the years to come," said Mr. Decker. "The company is excellently positioned in all major markets and will continue to meet and exceed the requirements and needs of its customers going forward."